FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

07024548

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 07 2007
WASH. D.C.
186

June 5, 2007

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
100 F Street, N.E.
Room 3628
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find the 2003-04 Sustainability Report of the Company and Key Data of the Flughafen Wien Group.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

6/20

45920293.5

FILE NO. 82-3907

Key Data of the Flughafen Wien Group

Financial Indicators

Financial Indicators (in € mio, except employees)	2003	Change in %	2002
Total turnover	348.4	9.4	318.4
Thereof Airport	162.7	19.8	135.8
Thereof Handling	106.0	0.6	105.3
Thereof Non-Aviation	79.4	5.4	75.3
EBIT	97.3	0.3	97.1
EBIT margin (in %)[1]	26.7	-9.8	29.6
EBITDA margin (in %)[2]	39.3	-7.8	42.6
ROCE (in %)[3]	13.8	-5.8	14.7
WACC	7.2	-	8.0
Net profit	70.8	0.8	70.3
Cash flow	150.4	24.3	120.9
Equity	590.1	5.4	559.9
Capital expenditure[4]	115.2	44.7	79.6
Taxes on income	35.6	0.9	35.3
Employees[5]	2,918	11.7	2,612

Stock Market Indicators

Stock Market Indicators	2003	Change in %	2002
Shares outstanding	21,000,000	0.00	21,000,000
P/E ratio (at year-end)	11.00	15.40	9.60
Earnings per share (in €)	3.40	0.60	3.40
Dividend per share	2.00	0.00	2.00
Pay-out ratio (as % of net profit)	59.30	-0.80	59.80
Market cap (at year-end, in € mill.)	781.20	16.30	672.00
Stock price: high	37.20	-1.80	37.90
Stock price: low	30.99	5.30	29.42
Stock price as of 31.12.	37.20	16.30	32.00
Market weighting (at year-end, in %)	3.70	-21.90	4.70

Notes:

[1] EBIT margin (earnings before interest and taxes) = EBIT/Operating income
[2] EBITDA margin (earnings before interest, taxes, depreciation and amortisation) = EBIT + depreciation / Operating income
[3] ROCE (return on capital employed after taxes) = EBIT less allocated taxes/Average capital employed
[4] Tangible and intangible assets
[5] Weighted average number of employees as of 31.12. including apprentices and employees on official non-paying leave (maternity, military service etc.) and excluding the Management Board and managing directors

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Key Traffic Figures

	2003	2002	2001	2000	1999
Flight movements					
Scheduled and charter traffic	197,089	186,782	185,425	186,469	171,682
General aviation	19,542	19,497	19,183	20,499	20,060
Total	216,631	206,279	204,608	206,968	191,742
MTOW in tonnes *	5,263,472	5,010,461	5,113,066	5,345,403	5,015,917
Passengers					
Arriving and departing	12,725,396	11,918,506	11,768,781	11,805,859	11,066,294
Transit	59,108	55,299	84,376	133,712	138,072
Total	12,784,504	11,973,805	11,853,157	11,939,571	11,204,366
Thereof transfers	4,313,156	4,180,396	3,759,834	3,352,080	3,066,304
Cargo					
Air cargo (in tonnes)	115,651	113,612	111,001	126,836	118,581
Trucking (in tonnes)	57,645	46,414	48,524	53,832	42,657
Total	173,296	160,026	159,525	180,668	161,238
Scheduled destinations	142	128	129	138	148

* MTOW: maximum take-off weight for aircraft

66 dB(A) Flight Noise Zone

Despite an increase in flight movements, the 66 dB(A) flight noise zone has continuously become smaller. This calculation is based on the six months with the heaviest traffic each year.

Year	Flight movements	Area
1999	98,241	10.43 km²
2000	106,531	10.74 km²
2001	107,761	9.92 km²
2002	106,451	9.64 km²
2003	110,624	8.55 km²

Energy Consumption

(electricity and heating usage) in GWh)

Year	Energy consumption
1999	196,152
2000	190,788
2001	197,208
2002	199,140
2003	204,806

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Transportation to the Airport

Numbers of local departing passengers in %	2003	2002	2001	2000
Road				
Private car	32	38	38	40
Rental car with driver	2	2	2	1
Rental car	4	5	3	2
Taxi/minibus	35	28	32	32
Public bus	17	20	17	15
Charter bus	–	1	1	1
Hotel transfer	1	2	2	1
Rail				
Rapid transit railway	7	3	5	7

Terminal Performance Index

	2003	2002	2001	2000
Total index	**1.40**	**1.38**	**1.35**	**1.35**
Orientation in the terminal	1.38	1.35	1.35	1.36
Cleanliness	1.56	1.57	1.53	1.46
Security controls	1.40	1.34	1.37	1.28
Waiting time	1.42	1.40	1.38	1.36
Check-in	1.34	1.31	1.27	1.24
Information for passengers	1.41	1.33	1.29	1.32
Comfort	1.30	1.27	1.27	1.35

(1 = very good, 5 = very poor)

Vienna International Airport Waste Statistics 1998-2003 as per ÖNORM S2100 and S2101

	2003	2002	2001	2000	1999	1998
Remaining waste aircraft [kg]	795,320	933,040	890,662	1,033,230	920,080	757,050
Paper waste VIE (kg)	1,414,620	1,157,870	1,539,120	1,723,150	1,601,690	1,494,690
Aluminium/cans/metal VIE (kg)	37,930	39,910	37,220	44,630	44,470	40,750
Biogenic waste VIE (kg	205,560	340,980	192,380	213,640	127,480	121,130
Glass VIE (kg)	256,270	186,242	257,805	377,537	333,999	357,253
Plastic packaging VIE (kg)	100,500	91,980	86,810	82,554	73,774	73,470
Hazardous waste VIE (kg)	221,917	188,910	172,734	176,699	102,774	131,901

FILE NO. 82-3907



Number of Employees

	06/2004	2003	2002	2001	2000
Wage employees	2,220	2,005	1,810	1,820	1,869
Salaried employees	927	887	774	777	742
Apprentices	23	27	28	29	33
Total	3,170	2,919	2,612	2,626	2,644

Organisational Chart

Management Board

Christian Domany | Herbert Kaufmann | Gerhard Schmid

Corporate Units

Christian Domany:
- Treasury, Investor Relations, Group Shareholding — Robert Dusek
- Management Services — Franz Imlinger
- Personnel — Christoph Lehr
- General Construction, Project Coordination — Wolfgang Ötsch

Herbert Kaufmann:
- Secretary General — Johannes Freiler
- Corporate Communication — Wolfgang Trimmel
- Strategy and Controlling — Andreas Schadenhofer
- Public Relations — Hans Mayer

Gerhard Schmid:
- Quality Management — Christine Kargl
- Internal Audit — Günther Grubmüller
- Environment Controlling — Christian Röhrer

Business Units

- Consumer Services — Michael Tmej
- Airline- and Terminal Services — Michael Höferer
- Airside Services — Karl Schleinzer
- Handling Services — Ernest Eisner

Service Units

- Land Development — Werner Hackenberg
- Technical Services — Peter Niedl
- Information Systems — Christian Vesely

Members of the Supervisory Board:
Chairman: Johannes Coreth
Deputies: Karl Samstag Alfred Reiter Erwin Hameseder, Christoph Herbst, Franz Lauer, Hans-Jörgen Manstein, Alfons Metzger, Karl Skyba

Delegated from the Works' Committee:
Manfred Biegler, Chairman of the Salaried Employees' Works Committee,
Alfred Zimmer, Vice-Chairman of the Salaried Employees' Works Committee,
Gerhard Gager, Chairman of the Waged Employees Works Committee,
Dieter Rozboril, Vice-Chairman of the Waged Employees' Works Committee,
Josef Gypser, Waged Employees' Works Committee

Representative of the Supervisory Authorities:
Rolf A. Neidhart

FILE NO. 82-3907



We take care!

SUSTAINABILITY REPORT 2003/2004

Vienna International Airport

FILE NO. 82-3907

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Overview

FILE NO. 82-3907

Act Sustainable and Work Responsible





Christian Domany
Member of the Board



Herbert Kaufmann
Member and Speaker of the Board



Gerhard Schmid
Member of the Board

Dear Ladies and Gentlemen,

You are now reading the first Sustainability Report published by Flughafen Wien AG. For us, sustainable development not only means steady growth, but also respect for the environment and our neighbours, responsibility for the region and an active dialogue with our stakeholders. Our commitment to these principles is underscored by the mediation process with local residents, which has been underway since 2000.

The 2003/2004 Sustainability Report is based primarily on 2003 data. Statistics for 2004 will be updated and included in our enclosed fact sheet. The main object of analysis was Flughafen Wien AG (VIE). We also included the Flughafen Wien Group and/or the airport site wherever it was reasonable and the necessary data were available.

A designated project team developed the basic structure for this report, and the most important topics were determined at a kick-off meeting with department heads, in which the general framework for the project was also defined.

The organisation of the report and selection of indicators reflect the guidelines for sustainability reports issued by the Global Reporting Initiative (GRI). Security and safety are very important for the airport business, and we have therefore dedicated a separate chapter to these issues. In the interest of credibility and transparency, it was important for us to engage an external institution to provide an expert opinion. This task was performed by oekom research, a well-known rating agency, and the results of their work can be found on the last page of this report.

FILE NO. 82-3907



In the future we plan to issue a sustainability report every two years, in addition to our annual reports. It will contain current statistics as well as an evaluation of previously announced goals. Flughafen Wien AG has also created a sustainability management function, which will have responsibility for our future activities in this area.

Autumn 2004

Christian Domany
Member of the Board

Herbert Kaufmann
Member and Speaker of the Board

Gerhard Schmid
Member of the Board

A Sustainable Strategy for Vienna International Airport



Sustainability pays

Acting with a focus on sustainability is one of the most important modern business principles, and a tenet that is followed by a growing number of successfull companies. In addition to financial performance, companies also acknowledge their responsibility for the environment, society and the regions in which they do business. Sustainability has become a key issue in the business world, which is demonstrated by the convincing performance of the Dow Jones Sustainability Group Index. At first glance this looks surprising: companies in the DJSI are not only dedicated to the principles of sustainable development but also show superior financial performance.

The three pillars of sustainability


Sustainability
Ecology
Economy
Society

The airport and sustainability

Flughafen Wien AG has always taken a proactive approach to the sustainable development of both the company and the region, not least because our airport is a focal point of public interest in many respects and is closely interlinked with its region.

The reasons for this are diverse:

- Vienna International Airport provides the first – and last – impression of Vienna and Austria for foreign visitors.
- Flughafen Wien AG has traded on the stock exchange since 1992 and is therefore under continuous scrutiny by the financially oriented public, in particular by analysts and investors.

FILE NO. 82-3907

Dow Jones Sustainability World Index –
Euro Performance and Risk (I)

December 1993 – July 2004, Euro, Total Return Index

DJSI World / DJGI World:
Correlation: 0.9661 Tracking Error: 4.65%
DJSI Volatility: 17.95% DJGI Volatility: 16.98%



380
330
280
230
180
130
80
124%
87%
12/93 6/94 12/94 6/95 12/95 6/96 12/96 6/97 12/97 6/98 12/98 6/99 12/99 6/00 12/00 6/01 12/01 6/02 12/02 6/03 12/03 6/04
DJSI World (In EUR)
DJGI World (In EUR)

A cooperation of Dow Jones Indexes, STOXX Ltd. and SAM Group

The DJSI (World Index) is based on the weighted average of free float shares from over 300 companies, which also includes the top 10% sustainable companies from 60 branches in 34 countries. These companies are also covered in the Dow Jones Global Index (more than 3,500 firms).

- The provinces of Vienna and Lower Austria hold investments of 20% each in Flughafen Wien AG, not only for financial reasons but also to support regional development goals.
- In recent years, Vienna International Airport has become an important economic factor and motor for the entire region.
- Subjects such as flight noise and environmental pollution frequently represent the focal point of discussions with neighbouring residents.
- The mediation process that was started in conjunction with plans for a third runway has triggered continuous discussions with neighbouring residents, citizens' committees, politicians and other interest groups.
- Our plans to intensify cooperation with Bratislava Airport are designed to promote the joint development of these two regions following the expansion of the EU.
- Intensive communications with public authorities, customers and suppliers form an integral part of our day-to-day business activities.

The expansion of our infrastructure will create the basis for future growth in air traffic – growth that is linked with a responsibility for our customers and the airlines, our shareholders, logistics firms and tenants as well as the entire region. Our employees should also benefit from this growth, since they represent our most important capital for sustainable development.

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The Airport as a Business



Flughafen Wien AG is one of the few publicly traded airport companies in Europe. We serve as the developer, builder and operator for the airport and all related services. As the most important airport in Central Europe, we are preparing for above-average growth. The eastward expansion of the EU has extended our catchment area well into Austria's neighbouring countries. Our strategic goal is to further expand our position as a hub for transfer passengers between Eastern and Western Europe.

The current organisational structure of Flughafen Wien AG is shown on the attached fact sheet.

Flughafen Wien Group

Flughafen Wien Group companies operate in many different industry sectors. Since the end of 2003 Flughafen Wien AG also manages the City Airport Train (CAT) through a joint venture with its partner, the Austrian Federal Railway Corporation ("Österreichische Bundesbahnen"). The company also holds an investment in Schedule Coordination Austria GmbH (SCA), which allocates time slots to aircraft.

Flughafen Wien AG acquired a 40% stake in Malta International Airport (MIA) during July 2002 through its holding in Malta Mediterranean Link Consortium Ltd. Together with the 20% of shares traded on the Maltese stock exchange, this investment places MIA in the same exclusive circle of listed European airports as Flughafen Wien AG.



Structure of the Flughafen Wien Group

Flughafen Wien AG

VAH
Vienna Aircraft Handling
Gesellschaft m.b.H.
100%

CAT
City Air Terminal
Betriebsges.m.b.H.
50.1%

SCA
Schedule Coordination
Austria GmbH
40%

VIE Int
Vienna International
Beteiligungsmanagement
Gesellschaft m.b.H.
100%

IVW
Flughafen Wien
Immobilienverwertungsges.m.b.H.
100%

VIEL
VIE Liegenschafts-
beteiligungsges.m.b.H.
100%

VAI
Vienna Airport Infrastruktur
Maintenance GmbH
100%

VAB
Vienna Airport
Baumanagement Ges.mbH.
51%

VIAS
Vienna International Airport
Security Services Ges.m.b.H.
100%

VIE BBI
Flughafen Wien/Berlin-Brandenburg
International Entwicklungs-
beteiligungsges.m.b.H.
100%

VIE Malta
VIE Malta Ltd.
99.8%+0.2%

MMLC
Malta Mediterranean Link Consortium Ltd.
57.1%

MIA
Malta International Airport plc.
40%

Flughafen Wien – a good neighbour for more than 50 years

In early 1938 a ground-breaking ceremony took place for an airbase on the "Heidfeld" area between Fischamend and Schwechat. After the end of the war this airport – which was located in Soviet occupied territory – came under British control and was also used by French armed forces.

The landing of a British European Airways plane at the Royal Air Force (RAF) base on 2 September 1946 marked the first civil use of Schwechat airport. Ultimately, Schwechat was chosen as the site for Vienna's central airport.

On 1 January 1954 the newly founded "Wiener Flughafenbetriebsgesellschaft m.b.H." took over the airport from the British Air Force – making it the first privately managed airport in Austria. In that same year work started on temporary repairs to the facility. This marked the start of a success story that continues today.

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Development ...

On 27 March 1956 the Austrian Ministry of Transport granted its approval for the construction and operation of a general aviation airport.

Austrian Airlines AG (AUA) was founded in 1957, and introduced scheduled operations with its first flight to London on 31 March 1958. One year later the original Runway 12/30 (today 11/29) was extended to 3,000 metres in order to meet the requirements for larger aircraft. A new terminal building was opened in 1960 and a new export cargo hall followed six years later. By 1972 the apron, cargo facilities and infrastructure had been enlarged, the arrival hall was extended, and operations were expanded to a second floor.

... and Expansion

On 6 October 1977 Rudolf Kirchschläger, President of the Republic of Austria, opened the second runway (16/34) at Vienna International Airport. That same year, the General Aviation Center – the part of the airport reserved for private aircraft – opened for business. The VIP & Business Centre (1979), the installation of long-distance heating lines (1981) and connection to the A4 motorway (1982) followed.

A Novotel hotel was built in 1983, and 1986 marked the expansion of the arrival hall, construction of a new administration building and EDP centre, and the renovation of cargo facilities. In 1988 the striking Pier East formed a new landmark on the apron. One year later the number of passengers exceeded five million for the first time.

The World Trade Center opened in 1990, followed by the Air Cargo Center and Car Park 3 during the following year.



The initial public offering marked a milestone in 1992: Flughafen Wien Betriebsgesellschaft m.b.H. became Flughafen Wien AG. During the following years the transit area was expanded (1993), Pier West was completed (1996) and Runway 11/29 was extended to 3,500 meters (1997).

In 2000 we started a mediation process together with neighbouring residents, citizens' committees, representatives of all political parties and various interest groups. This process focuses on the current and future impact of Vienna International Airport and environment-related expansion plans, e.g. flight noise levels and the possible construction of a third runway. At the end of 2000 the Austrian Industrial Investment Corporation ("ÖIAG") sold its stake in Flughafen Wien AG, the provinces of Vienna and Lower Austria increased their holdings to 20% each and 10% of shares were transferred to an employee foundation. From 2001 to 2004 the new Cargo North facility was built on the grounds north of the B9 motorway. It now houses facilities for Menlo, FedEx, UPS and TNT as well as a new customs building. A new police headquarters was completed in 2003.

Flughafen Wien AG - shareholder structure


Province of
Lower Austria
20 %
60 %
20 %
Province
of Vienna
Private
shareholders,
thereof 10 %
employee foundation

A new era for ground transportation began in December 2003 with the start of operations by the City Airport Train (CAT). Vienna International Airport can now be reached in only 16 minutes from the "Wien-Mitte" railway station, and passengers are able to check-in before boarding the train.

The airport today

Roughly 200 companies are located at the airport, including airlines, shops, forwarding agents, service firms and many others. More than 14,000 men and women from the provinces of Vienna, Lower Austria and Burgenland work at this location.

Vienna International Airport handled a total of 12.8 million passengers and 173,000 tonnes of cargo in 2003, and the coming years are expected to bring further growth. 14.7 Million Passengers are expectetd to come in 2004.

A glimpse into the future

Overall, forecasts show a trend of steady growth. For this reason, we plan to invest approx. €722 million in expansion projects by 2008 – projects that will also benefit the entire region. The positive development of the airport will create new opportunities for businesses that settle here, and further increase the number of interesting jobs.

Our Guidelines, Principles and Strategies for the Future



We see opportunities for growth in the new and larger Europe and intend to utilise this potential in agreement with the principles of sustainability. We place great value on the responsible economic development of Vienna International Airport for the benefit of our stakeholders, shareholders, customers and airlines, logistics firms, tenants and employees as well as the entire region.

Corporate Governance

The Austrian Corporate Governance Code was issued in October 2002, and forms a voluntary system of rules for publicly traded companies. It represents an essential instrument to ensure the transparent and responsible management and control of companies, and is directed toward the sustainable creation of value for the benefit of shareholders.

Flughafen Wien AG was one of the first companies to declare its support for the Code. One of the primary goals underlying these regulations is to strengthen the confidence of shareholders, customers, employees and the public. Flughafen Wien AG had already implemented most of the corporate governance regulations before the Codes took effect. The cooperation between the Management Board and Supervisory Board and the work of the various committees has always been systematic and characterised by an open climate for discussion. The corporate strategy of the Flughafen Wien Group was developed and discussed by the Strategy Committee and Management Board in 2003. In August of that same year, it was presented to and approved by the full Supervisory Board.

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The Compliance Guidelines and appendices were implemented through a separate document issued by Flughafen Wien AG. This corporate guideline regulates the distribution of information in the company as well as the monitoring of all internal and external flows of information in order to prevent misuse. We were one of the few companies in Austria to present the fixed and variable compensation paid to each member of our Management Board in our 2003 Annual Report, and thereby meet the wishes of our shareholders for even greater transparency. We view the observance of human rights, the realisation of equal opportunities for all social groups, and the rejection of all forms of bribery and corruption as a matter of course and also demand the same from our partners.

Our Business Mission

□ Focus on customers
We want to meet the expectations of our customers and passengers in the best way possible.

□ Openness and dialogue
We are dedicated to maintaining an open, timely and transparent information policy - both internally and externally – and support straightforward, dialogue-oriented actions.

□ Innovation
Our corporate culture provides room for creativity and promotes entrepreneurial actions and independent initiatives.

□ Environment
The airport operation should be as compatible as possible with our environment.

□ Employees
We create a working climate that encourages top performance. Our employees form the basis that allows us to reach our corporate goals. Their representatives are partners with management.

□ Region
Our financial success makes us a driver for the positive development of the entire region, and we aim to achieve a high degree of acceptance.

Our strategy for the future

The Flughafen Wien Group's corporate strategy forms the basis for the responsible commercial development of Vienna International Airport in the future.

An airport is fascinating: millions of passengers start their travels from here. Thousands of passengers each day, thousands of tonnes of cargo – Vienna-Schwechat is a gateway to the world. Over 3,100 men and women work for the Flughafen Wien Group today, and our continued dynamic growth creates a steady flow of new job opportunities. We will make



a number of major investments over the coming years so we can provide short transfer times, easy orientation and simple handling processes for the growing number of passengers who will use our airport in the future.

VIE on the road to the future

Airports convey a sense of the "big wide world" – but behind this world is a business centre whose significance extends far beyond the processes that serve travel. Value added and jobs created at the airport have a positive influence on the entire region. Airlines, freight carriers, forwarding agents, retail and gastronomy businesses, auto rental firms, service companies, public authorities, oil suppliers and other companies in close relationship with the airport complement and support this development. They also generate extremely varied types of jobs at the airport.

The airport in change

Recent years have seen the start of a major transformation in the airport industry: on the one hand, crises triggered by the terrorist attacks 11 September 2001, the war in Iraq and SARS pulmonary disease and,

FILE NO. 82-3907


AIR-BERLIN

on the other hand, significant growth in the number of passengers. In addition to our home carrier, the Austrian Airlines Group, low-cost carriers are gaining an increasing share of the market. This development has also led to a significant change in consumer behaviour. Our aim is to not just react to this new market situation, but to approach the future in a proactive manner. The positive development of Vienna International Airport also opens up a wide range of opportunities for new businesses that settle here. This is particularly true for companies whose success is dependent on international connections. As part of our planned expansion, we will also improve the infrastructure needed to attract new businesses. The non-aviation sector at Vienna International Airport will take on greater importance. A key factor for the coordination of commercial activities in Europe is the wide range of destinations offered by Vienna International Airport. This represents a major competitive advantage for our location.

Our Master Plan

In summer 2000 we started a broad-based investment programme, which is focused around the expansion of the terminal. Our growth has made it necessary to expand both the terminal and cargo facilities, improve rail and road connections, and construct new office buildings and a third runway.

- **Skylink Terminal Expansion**
  Over the coming years, the terminal will be enlarged in stages. Short transfer times, clear orientation and simple processes will become even more important. The heart of Skylink will be a new baggage handling and sorting system. However, we must first master a number of logistic challenges before work can start on these projects.

- **Handling Center West**
  The Skylink project also includes the construction of a new handling centre, which is scheduled to open in summer 2005.

- **Air Cargo Center**
  This facility will be planned and constructed in accordance with the latest standards for information technology and logistics processes.

- **Cargo North**
  The development of the Cargo North area marks the first step to reposition our cargo and office segments. We also added extra offices for customs authorities in this area.

- **Air Traffic Control Tower**
  The new tower and integrated office building for Austro Control GesmbH form the technical heart of air traffic control activities. With a height of over 100 metres, this building will also create a new landmark for Vienna International Airport.

- **Office Park**
  Flughafen Wien AG is developing this facility to meet the increasing demand for office space at the airport. The new business and commerce centre will be fully integrated into the well functioning infrastructure of Vienna's worldwide traffic hub.



□ **City Airport Train**
The City Airport Train (CAT) started operations in December 2003, and now provides direct connections between the "Wien-Mitte" railway station and Vienna International Airport. Passengers can check in their luggage at the "Wien-Mitte" station and, at the same time, also obtain boarding cards for their flights.

□ **New Railway Station**
The railway station at Vienna International Airport will be renovated and enlarged to accommodate long-distance trains. The platforms will be extended to a length of 450 metres, and a second parallel track will be installed east of the station. Additional stairs, escalators and elevators will make it easier to reach the floors above the station and make transfers easier. The new platforms will open in early 2008, and the station is scheduled for completion in 2010. The renovation and redesign of the railway facilities at Vienna International Airport will open a wide range of new opportunities in the east, and therefore represents an important requirement for the joint development of the region between Vienna, Bratislava and western Hungary.

□ **Third Runway**
Forecasts indicate that the present runway system will reach its capacity limits in 2010. Vienna International Airport will then need an additional runway to accommodate arriving and departing aircraft.

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☐ **Vienna-Bratislava Airport System**
The position of Vienna as a key east-west hub will increase in importance over the coming years, above all because of the larger catchment area that was created by the accession of Austria's neighbours to the EU. We are actively working to acquire a stake in Bratislava Airport, which will enable both locations to benefit from the growth potential inherent in this region. If Flughafen Wien AG is able to realise this investment, our goal will be to establish a joint system with a reasonable division of functions, similar to the Paris or London airports.

Management systems

☐ **Risk management**
Risk management is an integral part of all operating and strategic business processes in the Flughafen Wien Group. In order to minimise the risk of potential financial losses, we have insurance to cover damages and liability. Flughafen Wien AG has established control systems and instruments as well as an internal audit department that regularly evaluates business practices and organisational processes for their correctness, security and efficiency.

☐ **Crisis management - airside, landside**
Vienna International Airport has developed security programmes for the management of crisis situations, which could result from accidents, terrorist activities or natural disasters. The airport has also implemented a wide variety of preventive safety and security measures as well as emergency plans for various scenarios that are regularly evaluated and rehearsed.

☐ **Accident management and analysis**
The accident analysis system implemented in 2000 allows for the extensive evaluation of causes and risk points as well as cost-benefit appraisals of possible measures. A company-wide campaign was also started to improve awareness and accident prevention and thereby increase work safety.

☐ **Quality management**
Quality management places the focal point of activities on satisfied customers and employees, the continuous improvement of work processes and the joint development of corporate goals. Our employees contribute to the improvement of work processes by providing suggestions for optimisation. The handling sector with its approx. 1,800 employees is certified according to ISO 9000/2000. Performance standards are developed together with customers, and compliance is monitored on a continuous basis through quality indicators.

☐ **Sustainability management**
The principles of sustainability will be integrated into all our management systems in the future. In particular, we intend to guarantee the implementation of the goals and measures formulated in this sustainability report.

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The Airport in Dialogue

The Airport and its Operating Environment

A Different Point of View – How Others See Us

The Airport in Dialogue



Shareholders

We believe a proactive information policy towards institutional investors and private shareholders is of major importance to guarantee the greatest possible transparency. Flughafen Wien AG provides the financial communities in all major business centres with facts and figures through extensive quarterly reports, regular presentations to analysts and institutional representatives, and participation in numerous investor conferences. We hold regular information events for private shareholders that include a tour of the airport and are also represented at the annual "Gewinnmesse", Austria's most important event for private investors. In addition, our Investor Relations team is available to answer questions on our company at any time.

Dialogue with neighbouring residents

Vienna International Airport is well integrated in the surrounding community through a wide range of contacts and connections, and the balance between ecology, economy and society is particularly important in this respect. We have therefore worked for many years to develop and safeguard open channels of communication with our neighbours.

Neighbourhood Advisory Board

Our Neighbourhood Advisory Board was founded in 1989, and serves as a round-table for local mayors and representatives of Flughafen Wien AG. Discussions by this group led to the introduction of our subsidy program for sound-proof windows in 1996. It also played a decisive role in the installation of FANOMOS (Flight Track and Noise Monitoring System).

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AKTUELL
NEWSLETTER

Stakeholders


Sub-contractors/ Suppliers
Provinces of Vienna and Lower Austria
Airlines
Employees
Companies at the airport
Freight agents
Vienna International Airport
Social partners
Neighbouring residents
Shareholders
Passengers
Political parties
Citizens' committees

Forum 11

Forum 11 was founded in 1993 to promote communication and provide information on the economic, ecological and socio-cultural development of the communities near Vienna International Airport. As such it brings representatives of business and local municipalities together. It also publishes "vis à vie" magazine, which provides reports "from the region for the region" and is distributed to 48,000 households in Vienna and Lower Austria four times a year.

Neighbourhood Forum

Discussions on the construction of a third runway indicated a clear need to inform not only neighbouring communities but also a broader circle of stakeholders. The Neighbourhood Forum includes a substantially larger number of interest groups than the Advisory Board. The members of this informal group of mayors from local municipalities are provided with information on current developments at and around Vienna International Airport through the "VIE Aktuell" magazine and mediation newsletter.

Sponsoring

Our sponsoring activities are inseparable from our "good neighbour" philosophy. We support

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cultural activities throughout the region as well as a number of sporting associations and social events. Flughafen Wien AG served as the main sponsor of the Bruck / Leitha music festival from 1999 to 2002, and has also financed equipment for numerous playgrounds and skater tracks in the region over recent years. We help the fire departments and Red Cross centres in neighbouring communities, and recently financed a fully equipped ambulance for the Red Cross in Schwechat.

Mediation is the way

Flughafen Wien AG initiated a new form of communication in 2000 with our recommendation for a mediation process with local residents. This dialogue has joined representatives of citizens' committees, Flughafen Wien AG, the Austrian Airlines Group, Austro Control, political parties, public authorities, interest groups and the mayors of local communities. Fifty parties have worked on this process since 2001 to develop joint solutions for the management of flight noise and capacity problems at Vienna International Airport.

The idea to deal with a possible conflict through a mediation process was the result of efforts by many men and women. For this reason, pre-

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mediation

Milestones in the Mediation Process

- 17 July 2000
  Start of preparations for the mediation process
  Flughafen Wien AG, citizens' committees, Neighbourhood Advisory Board, provinces of Vienna and Lower Austria
- 1 March 2001
  Conclusion of mediation agreement
  50 parties – two central subjects: current measures, expansion plans for the airport
- 28 May 2003
  Presentation of the partial contract on "Current Measures"
- 2 July 2004
  Interim results and agreement to complete a mediation contract covering the third runway, night flights, noise protection and an environmental fund by 30 June 2005.

paratory work such as the selection of mediators and composition of the mediation forum was completed jointly by the Neighbourhood Advisory Board, citizens' committees, representatives of the provincial governments and employees of Flughafen Wien AG.

The process is accompanied by Thomas Prader as process provider, Ursula König and Horst Zillessen as mediators, and a team of internationally recognised experts.

Sustainability as a standard

The mediation process generated a large number of recommendations to alleviate the capacity problems that are expected to affect the runway system by 2010. The proposals ranged from relocating the airport to acquiring a stake in Bratislava Airport or closer cooperation with regional airports to numerous alternatives for a third runway. The three pillars of sustainability formed the basis for joint criteria to evaluate these different recommendations, and indicators from the areas of ecology, economy and the community were defined.

Partial contract 2003

A partial contract for current actions was concluded in May 2003 on the subject of flight noise, and most of the agreed changes were implemented in early April 2004. New departure routes, changes in take-off and landing procedures, and the new distribution of air traffic form the main points of this contract. The goal was to provide relief for the largest possible number of residents, with a special focus on people who live very near Vienna International Airport.

An evaluation group monitors the implementation of the contract based on numbers, data, and facts. It includes representatives of all contract parties.

The results from the monitoring process form an important basis for discussions. Further data is gained from measuring flight noise at fixed and mobile

stations as well as an analysis of all flight patterns and statistics. In addition, complaints and our own observations identify areas where special analysis is needed.

The conclusions from the monitoring and evaluation processes will be summarized in a report. The first such report will cover data from April to December 2004 and will be published during the first half of 2005.

Future perspectives

After the signing of the partial contract for current actions in May 2003, the focus of the mediation process has shifted to our expansion plans. First interim results on the third runway, limits, night flight regulations, the environmental fund and technical noise protection were presented in early July 2004. These results will form the basis for a mediation contract, which should be completed by mid-2005.

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Feedback and information

The 50 representatives in the mediation process negotiate on behalf of all residents who are affected by air traffic. For this reason, it is particularly important to provide information to the people who do not play an active role in this programme. The participants in the mediation project ensure this involvement by holding personal discussions with the constituent groups they represent.

Joint public relations activities by the mediation forum also form a key success factor for the entire process. Milestones in the project and the status of negotiations are presented to a larger public at press conferences and through the multiparty mediation newsletter.

Info in the Internet

Under www.viemediation.at interested parties can find a list of the participants in the mediation process and contact persons as well as protocols, working papers, press releases and newsletters. This homepage also serves as an archive for people directly involved in the process and is a primary source of information for concerned parties and residents.

Another website was launched in March 2004 as part of the agreement. Under www.vie-umwelt.at Internet users can access a wide range of information on the subject of environmental protection at the airport, updates on measures from the partial contract, statistics on flight movements and noise measurements, details on subsidies for soundproof windows, general information on the environmental compatibility audit, and documentation on the third runway project. Also available are an environmental glossary, a search function and various links, as well as direct e-mail contacts, order forms for the mediation newsletter, "VIE Aktuell" and the environmental brochure.

Info by telephone

Vienna International Airport also installed a new information number for the environment and aviation – 0810 22 33 40 in March 2004. A team of selected staff members is available to register call centre feedback or complaints about flight noise. Contact can also be established by e-mail or via www.vie-umwelt.at on the internet.

Number of complaints

	2003	2002	2001	2000
Total	1,066	1,220	1,366	1,150
Thereof from Vienna	661	734	743	803
Thereof from Lower Austria	405	486	623	347

A Different Point of View
How Others See Us



Sustainability is reflected in relationships to others, especially at an airport. For this reason, we considered it particularly important to ask our stakeholders for their opinions when we prepared this report.The focal point of their comments is formed by personal relationships to Vienna International Airport as well as the role played by Flughafen Wien AG in the long-term development of the region and EU expansion. Our questions were directed to representatives of the provinces of Vienna and Lower Austria as well as to politicians and members of citizen initiatives.



Friedrich Zibuschka
Head of the Planning, Environment and Transportation Group, Province of Lower Austria

Friedrich Zibuschka

Constructive attitude
I have always had a good personal relationship with Vienna International Airport as a business and private user of this first-rate infrastructure.

Since the start of the mediation process four years ago, I have become familiar with another important facet of the airport and come to better understand this facet in many meetings – namely the role and impact of the airport on the immediate and extended regional and economic environment. The airport's constructive attitude has made this process one of my most positive experiences despite all the conflicts related to these issues.

Air travel has become an important factor in global economic growth. An airport with an international reputation creates not only economic benefits for its operator but also benefits for the entire region in which it is located. On the other hand, a successful airport creates environmental disadvantages for the surrounding area and its residents. Therefore, a sustainable development process should work to establish a balance between economic and environmental interests.



Erich Valentin

Growth with responsibility
Vienna International Airport is an important economic motor, not only for the Vienna region but also for the capital city of Vienna. The accession of our neighbours – the Czech Republic, Slovakian Republic and Hungary – to the EU has increased the significance of Vienna as a regional airport and also supported strong growth.

The airport is an important factor because of the many jobs it provides directly on site and in the local economy. It has become an integral part of the employment markets in Vienna as well as the provinces of Lower Austria and Burgenland.



Erich Valentin
Member of the Provincial Council, Province of Vienna

What should be emphasized here is the effort to realise profitable growth under ecologically responsible conditions. The mediation process - which brings together representatives of the provinces, local mayors, citizen initiatives, associations, the members of the Aviation Group and other constituent organisations – is impressive in both a democratic as well as an ecological respect and demonstrates the socio-political responsibility of the airport.

Hannes Fazekas

People from all over the world
I have worked at the airport since 1988. During this time I have been able to watch it grow from a "small" family company into a region with 12,000 jobs. What has always fascinated me at the airport is the coming together of people from all over world – so many different nationalities and languages – and the contact with these people. You can hardly find this combination anywhere else – it really has its own special charm.



Hannes Fazekas
Mayor
City of Schwechat

In my opinion the airport – and air traffic as such – are a motor for the sustainable technical development of transportation systems. That may seem to be a presumptuous argument given the current state of affairs – after all, many people believe air traffic devours huge amounts of resources. However, the few points where fossil energy is still transferred to airplanes create new opportunities for rapid changeover to sustainable sources of energy – whether it is bio-kerosene or hydrogen produced with solar power. From a technical standpoint, it would be easier to develop sustainable systems for these applications than for wide-ranging regional transportation systems.



Sissy Roth-Halvax
Member of the Upper
House of Parliament

Sissy Roth-Halvax

Partner for local municipalities
The airport is a major employer in the region, and has always supported local municipalities and associations through sponsoring.

The long overdue international railway connections required by the airport as well as use of the CAT at normal rates for local commuters will lead to a lasting improvement in the public transportation network.



Arnold Klotz
Director of City Planning,
Province of Vienna

Arnold Klotz

Traffic infrastructure as a success factor
Vienna has set a goal to position itself as the economical focal point of "CENTROPE", the developing region at the heart of the new Europe. This will require an increase in international accessibility as well as the further development of our traffic infrastructure. As the director of planning for Vienna, I view the expansion of capacity at Vienna International Airport as generally positive. I also expect, however, that air traffic in the planned 3-runway system will be managed so as to reduce aircraft noise for Vienna's population in the future. If this does not happen, Vienna will loose substantial ground in the competition among major cities with regard to the increasingly important "soft" factors such as environment and quality of life.

Susanne Rynesch

Positive precedent: mediation
The present expansion plans have a large inherent potential for conflict, and the further development of the airport can only function in agreement with the local population. Vienna International Airport has sought this cooperation and dialogue on a broad basis. With the mediation process, Flughafen Wien AG has set an important and positive precedent for all airports in Austria.

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As a major actor in the region, the airport is under special pressure to act in a consequent manner: to cooperate on a routine basis with involved persons and groups, avoid environmental pollution, minimise unavoidable problems and include the region in its economic success – especially with regard to the opportunities and risks that arise from the expansion of the EU.



Susanne Rynesch
Austria Platform
Flight Noise

Vagn Soerensen

Vienna as a hub
Vienna International Airport is characterised by a nearly perfect geopolitical location and logistics that make it possible for the Austrian Airlines Group as a hub carrier to offer a transfer time of only 25 minutes.

The goal to reduce the cost structure by 15% below competing airports such as Munich, Prague and Milan is designed to allow the Austrian Airlines Group, Vienna International Airport and Austro Control to remain successful in establishing Vienna as a competitive hub. The airport's cost structure is becoming more and more important because competition in the European civil aviation sector is continuing to shift from the airlines to the respective hubs.

The Austrian Airlines network has made Vienna International Airport the most important east-west hub in Europe. This standing is also linked to the growing importance of



Vagn Soerensen
CEO
Austrian Airlines Group

Vienna/Bratislava as an economic region. Vienna represents a bridgehead for the further development of air traffic in both the new and future EU member states of Central and Eastern Europe.

Flughafen Wien AG, Austro Control and the Austrian Airlines Group share the responsibility to determine whether Vienna will continue to play a prominent role in European air traffic in the future or whether it will lose its position in the face of rising competition from other hubs.



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Safety





Our Responsibility
Your Safety



There is hardly an industry in which safety and security play such a major role as in aviation. The events of 11 September, SARS and the war in Iraq have made this issue an even greater focal point of interest. At Vienna International Airport, we have always undertaken all possible efforts to continually improve the level of security.

Safety represents fire prevention as well as general measures designed to safeguard passengers and employees. Security is defined as the warding off of dangers to persons and property, and also includes, for example, illegal entry.

Security concept

EU Regulation Nr. 2320/2003 "for the determination of joint rules governing security in civilian air traffic" took effect in early 2003. Security areas were defined on a national basis, and harmonised and approved by the EU in mid-2004. This regulation calls for the 100% control of persons and equipment, vehicles, goods etc. in all security areas.



In the area of technical security, Vienna International Airport holds a top rank in European comparison. This high standard was underscored by the successful completion of a test series on the 100% Hold Baggage Screening system (HBS) in 2003 as well as by an ICAO (International Civil Aviation Organization) audit and inspection by TSA/DHS (Transport Security Administration/-Department of Homeland Security, USA).

The airport's excellent standing was achieved and will be maintained with various security systems. The primary systems are entry control with biometric characteristics, video equipment and the fully automated control of large baggage. The investments in this equipment totalled € 14.5 million, and have set the standard for airport facilities in Austria.

However, the most important factor is people. Our experienced employees, regular training and fair pay are the guarantees for a safe and secure airport. Outstanding teamwork and the coordination of all activities performed by airport employees, VIAS (Vienna International Airport Security Ges. m.b.H.), the federal police in Schwechat and the Austrian Ministry of the Interior provide an ideal operating environment.

In September 2004 the Austrian Ministry of the Interior selected VIAS again to perform the security controls at Vienna International Airport. This wholly owned subsidiary of Flughafen Wien AG won the contract against strong Austrian and international competition in an EU-wide tender process.

Safety management

Even slight irregularities can often have a major impact, especially in air traffic. The dividing line between a "classic work accident" and a "traffic accident" is often difficult to draw. Since 2000 Vienna International Airport has used a system developed by the Ludwig Boltzmann Institute for Accident Research to analyse the causes of accidents and develop appropriate preventive measures. Therefore, comprehensive safety management must cover and develop appropriate measures for both areas. The system must also assist the decision-making process by comparing accident costs to the estimated cost of potentially necessary improvements.

Be smart, watch out!

In order to improve the overall quality of work on the apron and based on accident statistics from the first two months of 2003 the airport services department is running a "Safety on the Apron" campaign.



Airport medical station

The airport medical station covers the areas of:

- Emergency care and first aid
- Vaccinations
- Industrial medicine

The first aid station was founded in 1954 and has developed into a full medical centre. A doctor, nurse and medical assistant are available around the clock to provide emergency medical treatment as well as vaccinations. The team responds to emergencies that are reported by telephone (Tel.: 144) or radio (e.g. emergency landings). Since an airport must also be prepared to deal with major disasters, the fire department maintains a fully equipped van that can transport up to 30 severely injured persons. In addition to emergency calls, the medical centre offers assistance to accident victims and passengers, airport employees and visitors. A total of 4,474 persons - including 1,203 employees – were treated in 2003. The treatment is free of charge for all EU citizens who have health insurance.

Details on the medical centre:

Personnel:

11 emergency physicians
2 industrial medicine specialists
5 registered nurses
5 registered paramedics
1 administrative assistant

Opening hours:

24 h per day,
365 days per year

Vaccination centre

The vaccination centre, which is recognised by the World Health Organisation, provides specific as well as general preventative (e.g. meningitis or influenza) vaccinations for all travellers. The medical centre experts also supply information on vaccina-



tions, prophylactic measures (e.g. malaria) and travel preparations (e.g. thrombosis) free of charge by telephone. The airport medical centre vaccinated 2,643 persons in 2003, including 741 airport employees.

VIE fire department

The fire department of Flughafen Wien AG has 65 full-time employees who are responsible for fire protection and technical support for air traffic as well as all buildings and facilities at the airport. In addition, the identification and elimination of potential dangers is becoming increasingly an important duty. The airport's fire department experts are integrated in the planning stage for all new buildings to assist architects, developers and builders.

In the event of major emergencies, so-called ancillary fire departments with a total force of 300 can be notified. External support can also be provided by the 27 volunteer fire departments from communities near the airport, who are included in an alarmplan.

Alarm plan fire department



Our safety goals through 2006

- ☐ Implementation of EU Regulation 2320 while maintaining defined standards and without exerting a lasting or unreasonable impairment on operations
- ☐ Further development and expansion of crisis management
- ☐ Reduction in accidents
- ☐ Reduction in interference with operations
- ☐ Increase in awareness/understanding of rules and regulations
- ☐ Significantly higher awareness of topics in "Safety on the Apron" campaign

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Economy

14,000 Employees

Vienna International Airport as an Economic Motor

The Airport and the Capital Market

Investments in the Billions

Turnover and Earnings

Asset and Capital Structure

High Customer Satisfaction



The Airport as an Economic Factor



The course of events that opened the borders to our East European neighbours has created new and interesting markets. It also increased our catchment area, and the potential number of passengers for our airport, from 5.6 million to 14 million. The geographical location of Vienna International Airport at the heart of the new Europe places us in an increasingly important role as a crossroad of global economic activity and an attractive hub for east-west traffic.

14,000 employees

Over 14,000 men and women work at Vienna International Airport, with 3,200 employed by the Flughafen Wien Group. The remainder is distributed among the more than 200 businesses located at the airport, such as airlines, retail shops and gastronomy facilities, forwarding agents, public authorities, service companies, car hire companies, transportation and oil firms.
An increase in the number of passengers at our airport triggers an increase in the number of employees. We require a workforce of roughly 1,100 for each one million passengers – and every additional million passengers leads to the creation of a further 1,000 jobs.



The airport as an economic motor

Vienna International Airport now supports more than 29,000 jobs in the Austrian economy, and the value added by the airport totals €2.8 billion. The implementation of the Master Plan and the continued successful development of Vienna International Airport will create a large number of new jobs over the coming years.

Every job at the airport creates an additional job in the Austrian economy, and every euro of value added at the airport generates €0.9 in the Austrian economy.

Site advantages

The airport also serves as an economic driver for the entire region by providing traffic infrastructure. Many companies need worldwide flight connections to maintain their competitiveness. In Austria, this translates into 1,200 firms with a total of 600,000 employees and an extensive network of sub-contractors.

Capital markets

In 2000 Flughafen Wien AG became the third publicly traded airport in Europe to have a majority share in private ownership. Since mid-March 2001 the provinces of Vienna and Lower Austria each own a stake of 20%, the employee foundation holds 10%, and the remaining 50% represent free float shares. The share price has shown solid development, rising from an IPO price of €24.35 in 1992 to €55.42 on 15 November 2004.

Development of the VIE Share 1992-2004


in €
60.00
55.00
50.00
45.00
40.00
35.00
30.00
25.00
20.00
06/92 06/93 06/94 06/95 06/96 06/97 06/98 06/99 06/00 06/01 06/02 06/03 06/04

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Rising number of passengers

The number of passengers at Vienna International Airport increased 6.8% in 2003, and we recorded two-digit growth in all traffic segments during the first nine months of 2004. This development confirms that the effects of 11 September 2001, the war in Iraq and SARS have been overcome. With 12.8 million passengers in 2003 and an expected total of 14.7 million in 2004 plus 173,300 tonnes of cargo in 2003, Vienna International Airport is a major economic driver in Austria.

Steady growth in traffic makes it necessary to continually expand our handling facilities. Our Master Plan covers development programmes for the years up to 2015. One of the largest single projects is the terminal expansion Skylink, which will start in 2005.



Growth in comparison

In 2003 the number of passengers at Vienna International Airport increased more than three-times the 2.1% growth reported by other major European airports. For the first nine months of 2004, growth in Vienna was double the European average. This development was supported primarily by low-cost carriers, which carried roughly 750,000 passengers from Vienna International Airport in 2003 and 1,180,830 for the first nine months of 2004. Traffic to Eastern Europe also showed extremely strong development throughout 2003 and two-digit growth rates towards the end of the year. This overall positive trend has continued throughout 2004.

VIE as the east-west hub

Together with its home carrier, the Austrian Airlines Group, Vienna International Airport now holds a leading position as an east-west hub with 40 destinations in Eastern Europe. This standing is reflected in a strong and steady rise in transfers as well as continuous growth in the number of passengers travelling to Eastern Europe.

Number of destinations in Eastern Europe

	2003	2002	2001	2000
Vienna (VIE)	40	36	34	36
Frankfurt (FRA)	42	39	37	34
Zurich (ZRH)	20	24	22	21
Budapest (BUD)	18	13	14	13
Prague (PRG)	22	20	21	18
Munich (MUC)	20	19	17	15

Development of traffic at European airports

	Passengers in million 2003	Change vs. 2002 in %	Flight movements 2003	Change vs. 2002 in %
Vienna	12.8	+6.8	197,089	+5.5
Munich	24.2	+4.4	332,991	+4.0
Zurich	17.0	-5.1	243,708	-5.0
Frankfurt	48.4	-0.2	439,343	-0.7
Copenhagen	16.0	-3.0	255,855	-2.8
London Airports[1]	112.2	+2.9	863,246	+1.6
Budapest	5.0	+12.1	81,322	+13.8
Prague	7.5	+18.2	115,756	+11.4

[1] London Heathrow, Gatwick, Stansted;
Source: VIE and ACI Rapid Data Exchange Program

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Turnover

Turnover recorded by Flughafen Wien Group rose 9.4% to € 348.4 million in 2003, and the first nine months of 2004 saw a rise of 15.8%. The Airport Segment remained the largest business unit in 2003 with 19.8% growth in revenues to € 162.7 million (January to September 2004: +17.8%), which were generated chiefly by landing, passenger and infrastructure tariffs. This satisfactory development resulted primarily from higher traffic.

This growth in turnover was also supported by the introduction of the new baggage reconciliation system, which was financed through an increase in the passenger tariff in agreement with the airlines, as well as the reimbursement of costs

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Terminal Performance Index
(1 = very good, 5 = very poor)

	2003	2002	2001	2000
Total index	1.40	1.38	1.35	1.35
Orientation in the terminal	1.38	1.35	1.35	1.36
Cleanliness	1.56	1.57	1.53	1.46
Security controls	1.40	1.34	1.37	1.28
Waiting time	1.42	1.40	1.38	1.36
Check-in	1.34	1.31	1.27	1.24
Information for passengers	1.41	1.33	1.29	1.32
Comfort	1.30	1.27	1.27	1.35

for the control of large baggage in accordance with EU regulations.

The Handling Segment generated 30.4% of Group turnover and recorded an increase of 0.6% in turnover to € 106.0 million in 2003. This development was the result of higher handling services (+3.3%) and cargo volume (+8.3%). Revenues from low-cost carriers rose by a sizeable amount, while income from the Austrian Airlines Group and Swiss declined.

Our market share decreased 1.9 percentage points year-on-year to 91.2% for 2003. Results for the first nine months of 2004 show a 16.8% rise in turnover.

The Non-Aviation Segment recorded 5.4% growth in turnover to € 79.4 million in 2003, which corresponds to 22.8% of Group revenues. Of this total increase, € 1.5 million represented new rental income from the Cargo North project and greater demand for security services (+10.7%). Income from the duty free shops declined due to a decrease in the number of high-income passengers. In contrast, revenues from the Travel Value Shops increased. Income from gastronomy rentals rose 0.5% in spite of a construction-related decline in space. Turnover reported by the Non-Aviation Segment increased 10.3% during the first nine months of 2004.

High customer satisfaction

High service standards are a key factor for the success of our company. We want our passengers to experience Vienna as a safe, clean, fast and convenient airport at all times. In spite of steady growth, the results of our passenger survey of services and facilities at Vienna International Airport remained constant in 2003, ranging from "good" to "very good". The Terminal Performance Index has been measured since 1995, and is based on personal interviews with 350 departing and arriving passengers each month.



Financial, asset and capital structure

Flughafen Wien AG registered a strong increase in tangible assets as the result of capital expenditure as well as an improvement in operating cash flow during 2003.

Corporate spending

Investments in tangible and intangible assets totalled € 115.2 million for 2003. This figure represents an increase of € 35.6 million over the previous year, but is less than the budgeted level of € 173.3 million. The instable development of traffic during the first six months of 2003 and cautious forecasts for the future development of our most important customer, the Austrian Airlines Group, led us to revise the approved investment programme. Capital expenditure for the first nine months of 2004 totalled € 101.9 million, which nearly matches the prior year value.

Earnings

Profit before tax (EBT) recorded by the Flughafen Wien Group increased 0.3% to € 97.3 million, and net profit rose 0.8% to € 70.8 million in 2003. The largest contribution to earnings before interest and tax (EBIT) was generated by the Airport Segment with € 75.2 million, followed by the Non-Aviation

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Income statement, summary in € million	2003	2002	2001
Operating income	365.0	328.4	328.7
Operating costs	267.7	231.3	243.5
EBIT	97.3	97.1	85.2
Financial results	9.2	8.5	11.7
EBT	106.6	105.6	96.9
Taxes and minority interest	35.7	35.3	30.6
Net profit	70.8	70.3	66.3

Key indicators in %	2003	2002	2001
EBIT margin	26.7	29.6	25.9
EBITDA margin	39.3	42.6	38.5
ROE	12.3	12.9	12.7
ROCE	13.8	14.7	13.4
WACC	7.2	8.0	8.1

Segment with € 25.6 million and the Handling Segment with € 15.9 million. Our expansion plans (terminal capacity, baggage handling, aprons etc.) are designed to match the growth of our airline customers. The step-by-step expansion of the new terminal infrastructure will minimise the economic risk of this investment. The timing of decisions on investments was also optimised with respect to risk. In general, we see the growth opportunities for Vienna International Airport as extremely positive.

Financial situation

Solid performance in recent years led to cash and cash equivalents of € 131.1 million as of year-end 2003 (30 September 2004: € 113.4 million). Flughafen Wien AG has no debt and is therefore able to finance projects internally and/or with mid-term capital from outside sources with no material weakening of earnings. The equity ratio equalled 70.7% at year-end 2003.

Our business goals through 2006

- Increase in customer satisfaction
- Positioning as an east-west hub
- Continuation of solid traffic growth
- Further improvement in competitive ability
- Retention of market leadership in the handling segment
- Focus on non-aviation business

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Environment



The Airport as an Environmental Factor



Flughafen Wien AG is well aware of its responsibility for the environment. Our efforts in this area concentrate on the monitoring of environmental data and the implementation of necessary measures. The key environmental issues for Vienna International Airport are noise and pollution levels, the supply of goods and disposal of waste, and the efficient use of energy.

Climatic protection

Air traffic is responsible for 3.5% of the greenhouse gases caused by man. This was the conclusion of a study conducted by the Intergovernmental Panel on Climate Change (IPCC) in 1999.

The emissions attributable to Vienna International Airport primarily depend on the number of flight movements and pas-

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sengers. As part of the environmental compatibility study for a possible third runway, a complete survey of data on the emission of all relevant pollutants and greenhouse gases is currently in preparation. It will include factors such as emissions caused by the take-off and landing of aircraft as well as the apron fleet (tractors, trucks etc.) on the ground.

Heat and electricity: careful use of resources

Vienna International Airport uses approximately 93 million kilowatt hours of electricity each year, which equals roughly the total energy requirements of the city of Tulln (Austria). This energy is supplied by "WIEN-STROM" via the Simmering/Kaiser-Ebersdorf distribution station. Four emergency power generators with a total capacity of 6.5 MW are available for crisis situations, and can also operate continuously if needed.

Efficient use of energy

The number of passengers handled at Vienna International Airport rose by 78.2% or from 7.2 to 12.8 million during the period from 1993 to 2003. During this same period, total energy requirements increased by only 22.7%. This development was supported by the highly efficient use of electrical energy. The optimal control of lighting equipment at the airport is monitored and managed by a central office. State-of-the-art lighting technology also helps to continually reduce our energy requirements.

Electricity and heating usage, number of passengers, usage per passenger at Vienna International Airport



Annual electricity used (GWh)
Annual heating used (GWh)
Electricity used (kWh/Pax)
Heating used (kWh/Pax)
Number of passengers (million PAX)
in m Pax
kWh/Pax
GWh
150
120
90
60
30
0
15
12
9
6
3
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003



Environmentally friendly heating and cooling

Vienna International Airport is supplied with environmentally friendly heat by a 4.3 km pipeline from the Schwechat refinery. This reduces our fuel requirements – and also CO_2 emissions – by roughly 5% compared to direct heating with fuel oil. Heating requirements totalled 111,468,600 kilowatt hours in 2003, which translate into 11,200 tonnes of fuel oil or the capacity of 560 tanker trucks.

All air conditioned buildings are linked to the central cooling plant. The newer cooling machines contain only R717 (ammoniac), an environmentally friendly refrigerant that does not endanger the ozone layer or contribute to greenhouse gases. Heat recovery systems have proved to be a profitable investment, and allow the recycling of cool and warm energy in the air that circulates through the buildings.

FILE NO. 82-3907



Transportation to the airport

Numbers in % of local departing passengers	2003	2002	2001	2000
Road				
Private car	32	38	38	40
Rental car with driver	2	2	2	1
Rental car	4	5	3	2
Taxi/minibus	35	28	32	32
Public bus	17	20	17	15
Charter bus	–	1	1	1
Hotel transfer	1	2	2	1
Rail				
Rapid transit railway	7	3	5	7

Traffic: perfect connections

Fast connections to public transport action are an important success factor for any airport. On 14 December 2003 the City Airport Train (CAT) started operations between the 'Wien-Mitte' railway station and Vienna International Airport. The project is a joint effort of Flughafen Wien AG and the Austrian Federal Railway Corporation to significantly improve connections between the airport and the Vienna city centre.

Before the CAT, not even a quarter of all passengers used public transportation to reach the airport. This situation was a key reason for the 2001 decision to develop the City Airport Train and the subsequent founding of City Air Terminal GmbH (CAT) together with the Austrian Federal Railway Corporation.

Specially adapted trains, baggage check in at the 'Wien-Mitte' railway station (also possible the evening before departure), and a travelling time of only 16 minutes make this fourth air-rail link n the world a comfortable means of reaching the airport from the city centre. Check in is possible up to 75 minutes prior to departure. Additional information can be found in the nternet under: www.cityairporttrain.com

Work also started in 2003 to expand the railway station at Vienna International Airport. This facility will be enlarged to accommodate long-distance trains. The renovation and redesign will create a wide range of opportunities for rail travel to the east, and is therefore an important requirement for the joint development of the region between Vienna, Bratislava and western Hungary.

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Air quality: no verifiable impact of air traffic

Vienna International Airport has conducted measurements of the local air quality for more than 15 years. The airport measurement system has been linked to the air quality monitoring network operated by the government of Lower Austria since 1997.

This network comprises 46 measuring stations, which send data to the network headquarters every half hour. The data can be reviewed under http://www.noel.gv.at/service/bd/bd4/luft/messnetz.htm. This



website provides transparent information for the public on the quantities of sulphur dioxide, nitrogen oxides, ozone, dust and carbon monoxide, the parameters that represent the major part of air quality monitoring. Data recorded by the measuring stations installed in the region surrounding Vienna International Airport show only a slight variance from data recorded directly on the airport grounds. This fact has been confirmed by comparative measurements.

The situation at Vienna International Airport is similar to the outer districts of a large city with low levels of carbon monoxide, sulphur dioxide, dust, benzene and heavy metals as well as moderate emissions of nitrogen oxide. Slightly higher concentrations, which reflect city levels, are found only in the central apron sector of the airport. The ozone values on the airport grounds mirror the general situation in the Vienna basin.

Ground transportation emissions

Emissions by the airport ground fleet provide an overview of the quantifiable amounts of pollutants caused by motor vehicles and other special equipment (buses, tow trucks and starter services). The 7% change from 2002 to 2003 is directly related to the growth in traffic. In addition, fuel consumption by service vehicles in 2003 was twice as high as in the prior year because of the severe winter, and represented nearly 3% of pollutant emissions by ground transportation equipment (2002: nearly 2%).

Aircraft emissions at Vienna International Airport totalled 491 t of CO and 170,800 t of CO_2 equivalent in 2003 (extrapolation based on 2000). These values are substantially higher than the emissions attributable to ground transportation vehicles.

Ground transportation emissions

	CO	NMVOC	NOx	PM 10	SO_2	CO_2 equiv.	TOPP
Total (rounded)	kg/a	kg/a	kg/a	kg/a	kg/a	t/a	kg/a
1999	31,451	11,866	71,002	9,570	3,863	6,573	102,137
2000	31,380	11,531	75,231	9,101	3,940	6,883	107,028
2001	36,375	12,990	90,419	10,160	4,649	8,276	127,668
2002	32,077	11,041	80,675	8,712	4,100	7,515	113,341
2003	34,334	11,254	87,136	9,030	3,692	8,306	121,735



Noise: the focus is on relief

In accordance with the requirements of municipal authorities, the Research Institute for Heating and Sound Technology ("Versuchsanstalt für Wärme- und Schalltechnik") at an independent institution in Vienna has calculated a 66-dB(A) noise zone at Vienna International Airport every year since 1978. Despite a 180% increase in flight movements, the affected area has been reduced more than half in size during this period. This positive development is primarily due to the continuous modernisation of aircraft fleets by the airlines.

FANOMOS hears everything

FANOMOS (Flight Track and Noise Monitoring System) plays a central role in the analysis of flight noise. FANOMOS measures noise emissions generated by all take-offs and landings at 14 fixed and two mobile measuring points. Radar and flight information records are provided by Austro Control. FANOMOS merges this data with the input from the measuring points. The system also enables the monitoring of compliance with prescribed take-off and landing routes.

FANOMOS and mobile measurements

In 2003 15 mobile measurement series were conducted as an addition to data recorded by the fixed measuring stations. This data is designed to serve primarily as comparative values, which will be used to evaluate noise control measures specified in the partial contract for the mediation process.

Minimise waste

Vienna International Airport is comparable to a small city, with more than 200 companies, 14,000 "residents" and over 32,000 "daily visitors". The volume of waste produced every day is also accordingly large. We utilise all opportunities for efficient waste management – also above and beyond legal

FILE NO. 82-3907



66-dB(A) Flight Noise Zone

Despite an increase in flight movements, the 66-dB(A) flight noise zone has continuously become smaller. This calculation is based on the six months with the heaviest traffic each year.

■ Area in km²
— Number of flight movements in the six heaviest traffic months



km²
Flight movements
18
15
12
9
6
3
0
120,000
100,000
80,000
60,000
40,000
20,000
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Year	Flight movements	Change	Area	Change
1999	98,241	2.1%	10.43 km²	-4.0%
2000	106,531	8.4%	10.74 km²	3.0%
2001	107,761	1.2%	9.92 km²	-4.9%
2002	106,451	-1.2%	9.64 km²	-2.8%
2003	110,624	3.9%	8.55 km²	-11.3%

requirements – to the greatest extent possible. Our activities in this area are defined by our own ecology model and Austrian laws on waste management. Our main objectives are to avoid, reduce and recycle waste.

Separation of waste on the ground....

Companies that supply goods to Flughafen Wien AG are required to take back all packaging materials. Waste is separated according to strict guidelines. The systematic separation of waste into recycling, problem and non-recyclable components is absolutely necessary because airport operations generate not only aircraft, catering and

FILE NO. 82-3907



commercial waste but also hazardous materials that must be handled specifically. This process reduces residual waste to a minimum. Recycling points in the terminals give passengers an opportunity to dispose of and separate waste into three categories.

....and in the air

Waste is also separated above the clouds. The Austrian Airlines Group and Flughafen Wien AG have developed a joint disposal logistics system, which now covers all airlines that land in Vienna. Non-returnable bottles are passed on to glass recycling. Beverage cans and newspapers are removed separately from aircraft and recycled. It should be noted that Flughafen Wien AG is not responsible for the disposal of all waste. The Austrian Airlines Group manages the disposal of waste produced in its hangars. A number of the system gastronomy firms that operate at Vienna International Airport are also linked to a separate waste management system.

Recycling of construction debris

Renovation work in 2003 involved the replacement of roughly 50,000 m² of apron substructure. This material was recycled and used to create new foundations wherever technically possible. Demolition material was broken down on the airport grounds and mixed with sand to achieve the right particle size for this new application.

The challenge: clean water

From 1993 to 2003 the number of passengers at Vienna International Airport rose 78.2%, but our total water consumption

FILE NO. 82-3907


711

fell by 26%. The airport uses 0.53 million m³ of water each year, which is equivalent to the daily requirements of Austria's capital city. Wells owned by Flughafen Wien AG in the Donau National Park and a series of waterworks pump and process ground water into drinking water. A 25 km pipeline transports this water to the airport, where part of it starts a journey around the world in the drinking water containers of various aircraft. The Austrian Agency for Health and Nutrition Safety ("Österreichische Agentur für Gesundheit und Ernährungssicherheit") tests the drinking water at and around the airport four times each year, and the

Vienna International Airport Waste Statistics 1998-2003 as per ÖNORM S2100 and S2101

	2003	2002	2001	2000	1999	1998
As per waste catalogue ÖNORM S 2100						
Remaining waste aircraft (kg)	795,320	933,040	890,662	1,033,280	920,080	757,050
Remaining waste aircraft (kg) per passenger	0.06	0.08	0.08	0.09	0.08	0.07
As per waste catalogue ÖNORM S 2100						
Paper waste VIE (kg)	1,414,620	1,157,870	1,539,120	1,723,150	1,601,690	1,494,690
Paper waste VIE (kg) per passenger	0.11	0.1	0.13	0.14	0.14	0.14
As per waste catalogue ÖNORM S 2100						
Aluminium/cans/metal VIE (kg)	37,930	39,910	37,220	44,630	44,470	40,750
Aluminium/cans/metal VIE (kg) per passenger	0.003	0.003	0.003	0.004	0.004	0.004
As per waste catalogue ÖNORM S 2100						
Biogenic waste VIE (kg)	205,560	340,980	192,380	213,640	127,480	121,130
Biogenic waste VIE (kg) per passenger	0.02	0.03	0.02	0.02	0.01	0.01
As per waste catalogue ÖNORM S 2100						
Glass VIE (kg)	256,270	186,242	257,805	377,587	333,999	357,253
Glass VIE (kg) per passenger	0.02	0.02	0.02	0.03	0.03	0.03
As per waste catalogue ÖNORM S 2100						
Plastic packaging VIE (kg)	100,500	91,980	86,810	82,554	73,774	73,470
Plastic packaging VIE (kg) per passenger	0.008	0.008	0.007	0.007	0.007	0.007
As per waste catalogue ÖNORM S 21001						
Hazardous waste VIE (kg)	221,917	188,910	172,734	176,699	102,774	131,901
Hazardous waste VIE (kg) per passenger	0.017	0.02	0.01	0.01	0.01	0.01
Share of recycling: 52.1 – 57.5%						

FILE NO. 82-3907



Water used and waste water generated, number of passengers, data per passenger at Vienna Airport



Water used (million m³)
Waste water generated (million m³)
Water used (m³/Pax)
Waste water generated (m³/Pax)
Number of passengers (million Pax)
Million m³
Million Pax
1,40
1,20
1,00
0,80
0,60
0,40
0,20
0
14
12
10
8
6
4
2
0
m³/Pax
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

results of these tests have always been positive. Since Vienna International Airport draws its entire water supply from ground water, we undertake all possible measures to guarantee and protect the quality of this resource.

Underground fuelling

The underground fuelling system at Vienna International Airport helps protect our ground water. All aircraft are fuelled through a separate ring pipeline on the apron.



At the nearby OMV refinery, four tanks store a total volume of 30,000 m^3 of kerosene, which is pumped to the airport fuel depot at a maximum rate of 180 m^3 per hour.

Construction was completed in December 2003 to connect Vienna International Airport with the Schwechat-Mannswörth district sewage treatment plant. From the end of 2005 all surface water from the airport aprons will be collected in a separate system and redirected to the sewage treatment plant.

Winter: a major challenge

All necessary measures are also taken during the cold winter months to guarantee safe take-offs and landings. It is often necessary to clear the entire runway system of snow and ice and ensure that aircraft are "aerodynamically clean". Our de-icing process uses a heated mixture of water and a substance that is comprised primarily of glycol. The glycol mixture used at Vienna International Airport is 100% biologically degradable. However, this water/de-icing mixture carries a higher waste component than normal municipal waste water. Vienna International Airport has therefore established special de-icing positions to separate and collect this waste water and pump it separately to the digestion tanks at the Schwechat waste treatment plant.

Further information

In 2002 Vienna International Airport published a brochure entitled "Environment and Aviation" to provide an overview of this important subject. The report shows the contribution made by each of the partners in the aviation system, offers insight into the future, and includes a summary of relevant international research projects.

"Umwelt Aktuell" complements this information with numbers, data and facts on the previous year. A wide range of ecological information can also be found on our environmental homepage under www.vie-umwelt.at

Our environmental goals through 2006

- Reduction in total energy consumption per passenger (based on the number of passengers handled) of 5% for 2005 and a further 3.2% for 2006. This means a total reduction of 8% by the end of 2006, based on 2003 statistics (kWh/PAX= 16.02).
- Zero increase in non-recyclable aircraft waste per passenger for 2005, despite forecasted growth of 4.8% in the number of passengers. The same applies to 2006, when the number of passengers is expected to rise by a further 4.6% based on 2003 statistics (kg/PAX = 0.062).
- Ensure the environmentally compatible disposal of waste water from all aircraft movement areas by the end of 2005.

FILE NO. 82-3907



FILE NO. 82-3907

Social Issues

FILE NO. 82-3907

The Airport as a Social Factor



The Flughafen Wien Group is a service company whose performance is dependent on the skills, efforts, experience, motivation and dedication of each and every employee.

As one of the largest companies in Austria, Vienna International Airport wants to remain an attractive employer for its workforce. We work to meet this goal in part through our personnel development programmes, attractive compensation systems and employee benefits.

The growth in traffic at Vienna International Airport has led to a steady increase in the number of employees since 2000. The average age of our workforce

FILE NO. 82-3907



Number of employees

	06/2004	2003	2002	2001	2000
Wage employees	2,220	2,005	1,810	1,820	1,869
Salaried employees	927	887	774	777	742
Apprentices	23	27	28	29	33
Total	3,170	2,919	2,612	2,626	2,644

has remained relatively constant at 38 years, and the number of employees below 25 years of age totalled 10.9% (June 2004). The average length of service is slightly over 10 years, which is relatively high in comparison with other companies.

Employees from the region

Of the total workforce employed by Flughafen Wien AG, 46% live in Vienna, 22% in the surrounding area of Lower Austria (radius: 10 km), 21% come from other communities in Lower Austria, and 9% from Burgenland. Companies located at the airport generate total annual revenues of € 2.5 billion and contribute € 1.1 billion to the Austrian gross domestic product.

Female employees

Flughafen Wien AG has a comparatively low percentage of female employees because most of the workforce is allocated to the aircraft handling segment, where the generally hard physical work is performed chiefly by men.

The share of women has declined in recent years because of the strong growth in traffic and the related increase in personnel for male-dominated departments (primarily aircraft loading).

The share of women in management equals 5.6% at the first reporting level and 17.5 including the second reporting level.

Training and further education

Rapid growth, new areas of business and challenges, and government requirements (retirement age) are increasing the importance of training and further education as well as the need for greater flexibility and networking within the company.

In addition to technical courses, our training programmes focus on the optimisation of teambuilding, improvement in customer focus, intercultural management skills, rhetoric, and conflict management. The demand for foreign language training is concentrated primarily on English.

Female employees

06/2004	2003	2002	2001	2000
13%	13.6%	14.2%	14%	13.2%



In 2003 and 2004, 65 managers took part in an advanced training programme that was designed especially for Vienna International Airport. The courses cover management skills, strategy, controlling and industrial relations law.

The Flughafen Wien Group spent a total of € 690,000, or € 236 per employee, on training and continuing education in 2003. This figure includes programmes organised centrally by the personnel department as well as courses held for individual departments.


Airport
Info

Apprentices

Every year Flughafen Wien AG trains significantly more apprentices than required by our own departments. However, we view this programme as a responsible contribution and investment for the education of young people in the eastern region of Austria. Our apprentices train in a wide variety of technical and commercial professions and are repeatedly among the best in their classes. Many of them earn outstanding grades in their final examinations and also in local and national competitions. Our seven commercial and 20 technical apprentices attend classes on business and personality development as well as an event to support drug prevention.

Continuing education

Flughafen Wien AG supported the participation of six employees in a Master of Business Administration (MBA) programme during 2003.

Our exchange programme with Malta Airport, in which five employees participated during 2003, also reported successful results. In addition, six apprentices took part in a special exchange programme with Munich Airport where they were integrated into daily work flows for a period of three weeks.

Employment of the handicapped

Vienna International Airport employed 33 handicapped persons in 2004, which represents less than the legally required ratio. Austrian law calls for the hiring of one (at least 50%) handicapped person for every 25 employees, and failure to meet this quota is penalised by a federal tax. The tax totalled € 121,263.96 for 2002 and € 156,900 for 2003.

Pension fund

Flughafen Wien AG contributes 2.5% of the monthly salary or wage for each employee to a pension fund as long as the employee remains with the company. These contributions are held in a provision during the first five years of employment, and are transferred to the pension fund after this time. After a further five years of service the contributions cannot be forfeited, and the capital accumulated by the pension fund "belongs" to employees who can withdraw this money on leaving the company. Employees also have the option to make additional contributions on a voluntary basis.



Compensation systems

The remuneration system for the members of the Management Board and first level of management differentiates between fixed and performance-based components. There are no plans to introduce stock option plans for management. Bonuses are granted to employees for exceptional performance and the achievement of agreed targets.


VIE

Employee foundation

Since 2000, employees of Flughafen Wien AG have been able to participate directly in dividends paid by the company through a private foundation. Flughafen Wien AG transferred 10% of stock purchased as part of a share buyback programme to this independent fund. In 2003, a total of €3.99 million was distributed to employees for the 2002 Business Year. This payout corresponds to 86.34% of the monthly average salary or wage per employee. Distributions to employees are based on annual gross salaries or wages. The administration of the employee foundation is completely independent of Flughafen Wien AG and includes a managing board, supervisory board, and auditor.

Continuous improvement

Our employees make an active contribution to daily operations with their recommendations for optimisation. Seventy recommendations were made as part of this employee suggestion programme during 2003.

Employee survey

Opportunities for improvement are also identified by our redesigned employee survey. The survey is designed to trigger critical interaction with the company, and recorded a particularly high rating for satisfaction on issues related to the clarity of duties and goals.

Excellent ideas on the optimised use of materials, teamwork and mutual support will form the basis for further improvement.

Appraisal meetings were held with 67% of all employees, and concrete performance and training goals were identified in 55% of these discussions. Since the first employee survey was held six years ago, results have improved continuously and today reflect a generally high level.

Employees and management

In accordance with Austrian law, members of the Works' Committee also serve on the Supervisory Board. The Management Board and Works' Committee hold regular meetings. Personnel managers and employee representatives meet on a weekly basis to discuss current topics. All salaried and wage employees as well as apprentices are covered by the two airport collective bargaining agreements, and are therefore represented by the Works' Committee and trade union.

Involvement of the Works' Committee

The extensive representation duties of the Works' Committee on behalf of employees make it possible to solve problems in an effective and confidential manner together with the company.

Flughafen Wien AG has established disciplinary procedures that involve the Works' Committee, and special appeals systems are therefore not required.

Industrial medicine

Two specialists trained in industrial medicine are available to assist the employees of Flughafen Wien AG and other companies located at the airport. These doctors are responsible for inspecting work areas, evaluating working conditions and conducting eye examinations as well as testing lung and

FILE NO. 82-3907



heart functions, performing general medical tests and providing comprehensive advice on all issues related to the protection and improvement of health on the job.

Kindergarten

Vienna International Airport operates a kindergarten, which is open from Monday to Friday from 5.30 am to 8.00 pm, and therefore gives parents with shift jobs the opportunity to combine a career and family. The Vienna International Airport kindergarten was recognized as the most innovative nursery school in Austria by the Austrian Families Association and Family Business & Kandoo in 2004.

Free company transportation

Free company transportation to Vienna and the surrounding communities demonstrates our responsibility for employees living in this region.

Voluntary supplementary medical insurance

In 2003 we supported a group accident and medical insurance for our employees with a contribution of € 130,300.

Sports and Cultural Association

The Employees' Sport and Cultural Association has more than 1,100 members from all areas of the company.

Activities and events for employees

Flughafen Wien AG and the Employees' Works Committee jointly organize and support a number of activities and events to increase the identification of employees with the company. Functions include a health day, get-togethers for new members of the workforce, specially organised trips that were attend by roughly half the airport employees in recent years and an annual New Year's reception for retirees.

Our social goals through 2006

- ☐ Doubling of expenditures for training and continuing education to equal 1% of personnel expenses by 2007
- ☐ Introduction of programs and job offers that are specially designed to meet the needs of older members of the workforce
- ☐ Increased measures to improve the coordination of family and jobs for shift workers

FILE NO. 82-3907



Appendix

Research

GRI Content Index

Glossary

oekom research

Research

The following opinion is based solely on this Sustainability Report as such. We did not evaluate its content from a qualitative standpoint and did not verify the correctness of the statements made therein.

Flughafen Wien AG follow the "triple bottom line" approach in their first sustainability report, which calls for the equal weighting of economic, ecological and social factors. The index developed by Global Reporting Initiative (GRI) serves as a general guideline.

With respect to judgments on the completeness of this report, it should be noted that Flughafen Wien AG has operated up to now exclusively in a region with very high social and environmental standards. Therefore, basic issues such as human rights and elementary work standards largely fade into the background.

This report contains an extensive discussion of the importance of the airport as a regional business centre as well as the mediation process that was started in conjunction with the planned expansion of capacity. Additional references to links in the Internet provide constituent groups with broad-based information.

The environmental section contains key environmental data on a number of years, which makes the use of resources

FILE NO. 82-3907



easy to understand. Unfortunately, the underlying environmental management system (EMS) is not described. This should by all means be included in future reports.

The social section contains all essential information on the number of employees, employee representatives and company benefits. Also positive is the discussion of areas with below-average performance, such as the failure to meet legal requirements for the employment of handicapped persons. Statistics on work safety are not included in the social section, but can be found in a different part of the report.

Quantifiable goals up to the year 2006 are presented in both the environmental and social sections. By providing this information, Flughafen Wien AG subjects itself to the control of results by outside observers.

From the viewpoint of the rating agency, future reports should be expanded to include the following points:

- a comprehensive model for sustainability as an addition to the existing "business mission"
- the protection of social standards by suppliers and subcontractors, especially if employees in non-EU countries are involved
- measures to fight corruption, in particular with regard to the latent risk of corruption connected with the awarding of large contracts.

Moreover reporting should focus even more on relevant ecological and social issues and problem areas, instead of concentrating too much on the economic significance and development of the airport.

With this first Sustainability Report, Flughafen Wien AG has taken an important step towards increasing transparency and expanding its dialogue with stakeholders as well as extending its social responsibility beyond the economic dimension. The planned sustainability management function should guarantee the continuous development of reporting in both scope and depth.

However, this reporting will first be put to a test in the coming years when information must be provided on the fulfilment or non-fulfilment of the goals set forth in the present report.

Munich,
3 November 2004



Matthias Bönning
Head of Research and
member of the Managing
Board of oekom research AG

Flughafen Wien AG has used the GRI guidelines in preparing this report. The following table provides a general overview.

The GRI Content Index

www.globalreporting.org

GRI Code	Content Indicator	Where in report	Page
1.1	Vision, strategy	Our guidelines, principles and strategies for the future	12-17
1.2	Statement by the CEO	Introduction by the Management Board	4-5
2.1-2.9	Organisational profile	Flughafen Wien AG Fact sheet	8-11
2.9,3.9-3.12	Stakeholders	The airport in dialogue	20-29
2.10-2.22	Content of the report	Table of contents Introduction by the Management Board	1 4-5
3.1-3.8	Structure and corporate governance	Flughafen Wien AG Our guidelines, principles and strategies for the future Fact sheet	8-11 12-17
3.13-3.20	Business and management principles	Our guidelines, principles and strategies for the future	12-17
4.1	GRI content index	Here	here
EC1,5,13	Economic performance indicators	The airport as an economic factor Fact sheet	36-45
EN1-5, 8,	Ecological performance indicators	The airport as an environmental factor	46-59
LA1	Employment	The airport as a social factor	60-69
LA4	Employees	The airport as a social factor	60-69
LA5,LA6	Health and safety	Our responsibility: your safety The airport as a social factor	30-35 60-69
LA9	Training and continuing education	The airport as a social factor	60-69
LA10,LA11	Equal opportunity	The airport as a social factor	60-69
HR4	Non-discrimination	Introduction by the Management Board, The airport as a social factor	4-5 60-69



Glossary

AEA
Association of European Airlines

Airside
The movement areas of an airport and its adjoining premises and buildings that are not open to the public and to which access is controlled

Apron
"Parking space" for aircraft

Baggage Reconciliation System (BRS)
Computer-supported system that scans all baggage at a collection point; BRS guarantees that baggage is only loaded when passengers have actually boarded and allows items to be located quickly.

Carbon Dioxide CO_2
A major component of total greenhouse gases, which is generated by many activities carried out by people around the world (in particular the burning of fossil fuels)

Carbon Monoxide CO
Gas resulting from incomplete combustion

Cargo North
Expansion area for cargo facilities that is located north of the B9 motorway and the Austrian crew building

CO_2 Equivalent
Aggregation of greenhouse gases according to their potential impact

Decibels dB(A)
Sound levels are measured in decibels, which define the level of acoustic pressure on our hearing. Values given in dB(A) also take into account the frequency-related sensitivity of the human ear. Our ears perceive every increase in sound of approx. 10 dB(A) as an effective doubling in volume.

Emission
Discharge or release of generally irritant or harmful substances (whether in gaseous, liquid or solid form), noise, reverberations or radiation from an emission source to the surrounding area

Equivalent Continuous Sound Level
The equivalent continuous sound level is a nationally and internationally recognised measure for the assessment of noise emissions. This value represents all noise events occurring within a specified period, and also takes into account the peak value of an individual event, the duration of the noise, its frequency and the time at which the noise occurs.

FANOMOS
FANOMOS (Flight Track and Noise Monitoring System) measures the noise created by aircraft as they take off and land. Used in combination with radar data, FANOMOS records an aircraft's flight path, speed and altitude and provides data for noise zone calculations.

Flight Movements
Take-offs and landings

Hold Baggage Screening
Each piece of baggage that will be placed in the storage area ("hold") of an airplane is submitted to a security check before loading.

Home Carrier
Domestic airline

Hub
Connecting point for air traffic

IATA
International Air Transport Association (organisation of airline companies)

Landside
The area of an airport or airport building that is open to the public

Low-Cost Carrier
Airline that offers low-price flights

Maximum Take-off Weight (MTOW)
Maximum allowable take-off weight determined by the manufacturer for each type of aircraft

Nitrogen Oxide NOx
NOx is an acidifying air pollutant, which contributes to summer smog with increased ozone concentration.

Noise Zone
A flight noise zone is an area that is exposed to a defined equivalent continuous sound level. Flight noise zones can be calculated for different equivalent continuous sound levels.

NMVOC
Fugitive hydrocarbons

PAX
Passengers

PM 10
Fine dust (mass of all particles smaller than 10 µm aerodynamic diameter

VIE Skylink
A new terminal that will be constructed in stages and connected with the existing terminals on the northeast side of Vienna International Airport

Sulphur Dioxide SO_2
This gas results from the combustion of fossil energy carriers. SO_2 is transformed into sulphuric acid, which is one cause of acid rain.

TOPP
Tropospheric ozone precursor potentials near the ground, which are calculated based on CO, NMVOC, NO_2 and CH_4 (methane)

Trucking
Air cargo transported by lorries (substitute means of transportation)

Turnaround
Time required by ground handling to ready an aircraft for the next take-off

FILE NO. 82-3907

Flughafen Wien AG
Post Office Box 1
A-1300 Wien-Flughafen
Telephone: +43 1 7007-0
Fax: +43 1 7007 23058
http://www.viennaairport.com
http://www.vie-umwelt.at
http://www.viemediation.at

Sustainability Officer: Robert Dusek

Imprint:
Owner and publisher: Flughafen Wien AG
Project consulting: brainbows informationsmanagement Ges.m.b.H.
Design: FCB Kobza Werbeagentur Ges.m.b.H.
Photos: Georg Schlosser, Getty Images, Zefa Images, Flughafen Wien AG, OMV, www.mediendienst.com, Austrian Presseabteilung, Fischataler
Photo processing: Grafo Ges.m.b.H.
Printed by: Edelbacher Druck Ges.m.b.H.
Printed on: Holzfrei G-Print matt, chlorine-free bleached

FILE NO. 82-3907



Airlines

Austrian Airlines ▫ www.aua.com

Association of European Airlines ▫ www.aea.be

Lufthansa ▫ www.lufthansa.de

International Civil Aviation Organization ▫ www.icao.int

Air Traffic Control

ACG ▫ www.austrocontrol.com

Eurocontrol ▫ www.eurocontrol.int, www.eurocontrol.be

Deutsche Flugsicherung ▫ www.dfs.de

Airports

Frankfurt ▫ www.frankfurt-airport.de

München ▫ www.munich-airport.de

London Heathrow ▫
www.baa.co.uk/main/airports/heathrow

Zürich ▫ www.uniqueairport.com

Aircraft and Engine Manufacturers

Airbus ▫ www.airbus.com

Bombardier ▫ www.bombardier.com

Boeing ▫ www.boeing.com

EADS ▫ www.eads.net/eads/en/index.htm

Pratt & Whitney ▫ www.prattandwhitney.com

Research

AERONET ▫ www.aero-net.org

MOZAIC ▫ www.aero.obs-mip.fr/mozaic

PAZI ▫ www.pa.op.dlr.de/pazi/start.html

PARTEMIS ▫ www.aero-net.org/about/relproj/
8-partemis.htm

Traffic Research – Quieter Traffic – Noise Reduction

Deutsche Gesellschaft für Schlafforschung und Schlafmedizin (DGSM) ▫ www.dgsm.de

Deutsches Zentrum für Luft- und Raumfahrt ▫
www.dlr.de/VL

Deutscher Arbeitsring für Lärmbekämpfung ▫
http://www.dalaerm.de

Forschungsverbund Leiser Verkehr ▫
www.fv-leiserverkehr.de/FV-LeiserVerkehr

Lärm-, Schlafforschung in Europa (Europäische Union) ▫
www.calm-network.com/

ÖAL ▫ Österreichischer Arbeitsring für
Lärmbekämpfung ▫ http://www.oal.at/

Climate Protection

Center for the New Europe ▫ www.cne-network.org

Greenpeace ▫ www.greenpeace.de

Intergovernmental Panel on Climate Change (IPCC) ▫
www.ipcc.ch/

Umweltbundesamt ▫ www.umweltbundesamt.at

United Nations Framework Convention on
Climate Change ▫ www.unfccc.de

Mediation Process at Vienna International Airport ▫
www.viemediation.at

Vienna International Airport ▫ www.flughafenwien.at

Environment and Aviation ▫ www.vie-umwelt.at

END